Filed by Newell Rubbermaid Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jarden Corporation

Commission File No.: 001-13665

March 22, 2016

Newell Rubbermaid Appoints Russ Torres

Chief Transformation Officer

Proven leader brings 20 years of large-scale transformation and integration experience

ATLANTA, March 22, 2016 – Newell Rubbermaid (NYSE: NWL) today announced it has appointed Russ Torres to the newly created role of Chief Transformation Officer. He will be responsible for leading all integration and transformation efforts for the future Newell Brands organization, including delivering the revenue and cost synergies associated with the pending combination with Jarden Corporation as well as completing the remaining savings in Project Renewal.[1]

Torres will report to Mark Tarchetti, who will become the President of Newell Brands upon completion of the Jarden transaction. Tarchetti said, “We are building a world-class team to unlock the full potential of Newell Brands. We are delighted that a leader of Russ’s experience and abilities is joining the company to play such a pivotal role on the company’s leadership team. Russ will be a tremendous asset to our team as we bring Newell Rubbermaid and Jarden together to build a new company with much greater potential than either organization had standalone.”

Torres was previously a Partner at Bain & Company, one of the world’s top management consulting firms. He played a lead role in the most recent phase of Renewal at Newell Rubbermaid, which is targeting $350M in savings. While at Bain & Company, Torres focused exclusively on consumer products where he led multiple large-scale transformations and played key roles in several large M&A transactions. He also has executive experience leading transformations at Kraft Foods and Mondelez International.

Torres will join Newell Rubbermaid on April 1 and the company expects to make a number of appointments to the cross-functional integration team in the next 30 days.

About Newell Rubbermaid

Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with 2015 sales of $5.9 billion and a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Elmer’s®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Contigo®, Rubbermaid®, Calphalon®, Goody®, Graco®, Aprica®, Baby Jogger®, Dymo®, Parker® and Waterman®. As part of the company’s Growth Game Plan, Newell Rubbermaid is making sharper portfolio choices and investing in new marketing and innovation to accelerate performance.

This press release and additional information about Newell Rubbermaid are available on the company’s Web site, www.newellrubbermaid.com.

Contacts:

Racquel White

Vice President, Global Communications & Culture

(770) 418-7643

[1]	The Jarden transaction is subject to approvals by the shareholders of each company, regulatory approvals and other customary closing conditions.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

Nancy O’Donnell

Vice President, Investor Relations

(770) 418-7723

Caution Concerning Forward-Looking Statements

Certain statements in this release, including statements regarding the timing of and expectations with respect to exchange offers and consent solicitations in respect of the Existing Jarden Notes are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, market conditions; the consummation of the exchange offers and consent solicitations in respect of the Existing Jarden Notes; changes in our credit ratings; changes in our cash requirements, financial position or industry conditions that affect our ability or willingness to consummate the above-described transactions on the terms described above or at all; our continued access to credit markets on favorable terms; and other risks such as our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and pending acquisitions; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete the planned acquisitions and divestitures; failure to satisfy a condition to closing of the planned acquisitions and divestitures; our ability to complete the planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger consideration contemplated by the pending Jarden acquisition; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Jarden acquisition and our ability to maintain our investment grade debt ratings; difficulties integrating our business with Jarden and unexpected costs or expenses associated with the pending Jarden acquisition; and those factors listed in our most recently filed Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden, including Amendment No. 1, 2 and 3, and that also constitutes a prospectus of Newell Rubbermaid. The registration statement on Form S-4 was declared effective on March 18, 2016 and the Joint Proxy Statement/Prospectus has been mailed to shareholders of Newell Rubbermaid and Jarden. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on February 29, 2016, its Form 10-K/A filed with the SEC on March 7, 2016 and its Form 8-K filed with the SEC on March 11, 2016. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on February 26, 2016, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

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